Filed pursuant to Rule 433
Registration Statement No. 333-158199-1
November 16, 2010

CREDIT SUISSE

Liquidity
Transparency
Diversification

Credit Suisse Long/Short Liquid Index (Net) ETN

Credit Suisse Long/Short Liquid Index Exchange Traded Notes (the "ETNs") are senior, unsecured debt securities issued by Credit Suisse AG, acting through its Nassau Branch that are linked to the total return of the Credit Suisse Long/Short Liquid Index (Net) (the "CS L/S Liquid Index" or the "Index"). If an active secondary market develops, investors can trade the ETNs on an exchange at market price. The ETNs are designed to provide investors with the exposure to the Long/Short Equity strategy represented by the CS L/S Liquid Index, an index which is calculated intraday and reflects the return of a dynamic basket of liquid, investable market factors selected and weighted in accordance with an algorithm that aims to correlate to the historical performance of the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index (the "DJCS L/S Index").

Note Details

ETN Ticker	CSLS
Intraday indicative value ticker	CSLS.IV
Bloomberg index ticker	CSLABLN
CUSIP	22542D878
Primary Exchange	NYSE Arca
ETN Annual Investor Fee	0.45%
ETN Inception date	February 19, 2010
Underlying Index	Credit Suisse Long/Short Liquid Index (Net)

Long/Short Equity Sector Focus

- As of September 30, 2010, the Long/Short Equity sector represented 22.7% of the Dow Jones Credit Suisse Hedge Fund Index
- Long/Short Equity is a strategy with a large allocation in many investors' hedge fund portfolios
- Long/Short Equity is an established and well understood hedge fund strategy with managers having similar investment universe and investment objectives

Index Performance Characteristics

(October 31, 2009 – October 31, 2010)

	CS L/S Liquid Index (Net)
Annualized Return	7.88%
1 Month	2.39%
3 Month	5.56%
6 Month	2.88%
1 Year rolling	7.88%
YTD	7.42%
Annualized Volatility	9.43%
Sharpe Ratio	0.82
Cumulative Return	7.88%


10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
-2.00%
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
CS L/S Liquid Index (Net)

The above graph sets forth the historical performance of the Index from October 31, 2009 through October 31, 2010. The historical data for the Index does not account for the postponement of rebalancing dates due to market disruption dates. Historical performance is not indicative of future performance. The Index includes 0.50% p.a. of index calculation fees. The above graph includes this index calculation fee but does not include the investor fee associated with the ETNs which will reduce the amount of the return on the ETNs at maturity or upon repurchase by Credit Suisse.

Sources: Credit Suisse Alternative Capital, Inc., Credit Suisse Hedge Index LLC, Bloomberg. All data was obtained from publicly available information, internally developed data and other third party sources believed to be reliable. Credit Suisse AG ("Credit Suisse") has not sought to independently verify information obtained from public and third party sources and makes no representations or warranties as to accuracy, completeness or reliability of such information. Indexes are unmanaged, assume reinvestment of dividends or interest and do not reflect the deduction of fees and expenses. Investors cannot invest directly in an index. **Past performance is not a guarantee or indicator of future results.**

Credit Suisse Long/Short Liquid Index ETN

Credit Suisse Long/Short Liquid Index (Net) Overview

- The Credit Suisse Long/Short Liquid Index (Net) seeks to correlate to the historical performance of the Dow Jones Credit Suisse Long/Short Equity Hedge Fund Index by tracking the performance of non-hedge fund, transparent market measures
- The algorithm determines the appropriate market factors and weightings employed by the Index and has been developed by an index committee taking into consideration extensive quantitative research
- The Index is calculated by NYSE Arca, Inc. and benefits from transparent rules-based construction

Index Composition
(October 31, 2009 – October 31, 2010)


0.6
0.4
0.2
0.0
-0.2
2009-Q4
2010-Q1
2010-Q2
2010-Q3
S&P 500
Russell 2000
MSCI EAFE
NASDAQ 100
MSCI EM
Russell 2000 Value
Russell 2000 Growth
Momentum Up
Momentum Down
Sectors (-)
Sectors (+)

The above chart shows the factor exposures of the CS L/S Liquid Index aggregated to a quarterly summary level. The chart sets forth actual historical exposures of the Index from October 31, 2009 through October 31, 2010. Bars represented above zero on the y-axis indicate a long exposure to those factors and bars below zero represent aggregate short exposure to the factors.

Correlation Statistics
(October 31, 2009 – October 31, 2010)

Correlation Statistics	
DJCS Long/Short Equity Hedge Fund Index	0.89
S&P 500 Index (TRI)	0.90
Barclays US Aggregate Index Value (TRI)	(0.49)

Selected Investment Considerations

- We have listed the ETNs on NYSE Arca under the symbol "CSLS". If an active secondary market in the ETNs develops, we expect that investors will purchase and sell the ETNs primarily in this secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETNs at any time.
- Although the return on the ETNs will be based on the performance of the CS L/S Liquid Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependant on Credit Suisse's ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market's view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
- While the CS L/S Liquid Index aims to replicate the performance of the DJCS L/S Index by tracking the performance of non-hedge fund, transparent market measures, the DJCS L/S Index tracks a variety of investments many of which are not transparent.
- The performance of the CS L/S Liquid Index may not correlate with the performance of the DJCS L/S Index and there is no assurance that the strategy on which the Index is based will be successful.
- The ETNs do not have a minimum redemption or repurchase amount and are fully exposed to any decline in the CS L/S Liquid Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs and the Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
- Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETN.
- An investment in the ETNs involves significant risks. The selected risk factors herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled "Risk Factors" in the applicable pricing supplement.

For Additional Information

Americas	Effeson Hailemichael	+1 212 325 4285
	Griffin Wetmore	+1 212 538 8495
Email	ir.betastrategies@credit-suisse.com	
Website	www.credit-suisse.com/notes	

Credit Suisse AG ("Credit Suisse") has filed a registration statement (including underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Underlying Supplement dated September 14, 2009, the Prospectus Supplement dated March 25, 2009, and Prospectus dated March 25, 2009, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable term sheet, applicable underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.